July 27, 2006

Via Fax and EDGAR

Mr. Jason Niethamer

U.S. Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549

Re:	Electronic Arts Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended March 31, 2006
Form 8-K filed May 3, 2006
File No. 000-17948

Dear Mr. Niethamer:

We are in receipt of the Staff’s comment letter dated July 11, 2006 and are in the process of preparing a response. As I indicated in the voicemail I left for you on July 25, 2006, many of the Company’s personnel whose involvement is required to prepare the response letter have been, and continue to be, engaged in other time-sensitive matters, including preparation for the Company’s Annual Meeting of Stockholders, Board of Directors and committee meetings, and preparation of the Company’s Form 10-Q and earnings release. As a result, the Company currently anticipates responding to the comment letter on or before August 11, 2006.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me at (650) 628-7801.

Sincerely,

/s/ David Leeb
David Leeb
Senior Legal Counsel

cc:	Stephen Krikorian, Accounting Branch Chief, Securities and Exchange Commission
Melissa Walsh, Securities and Exchange Commission
Warren Jenson, Chief Financial Officer, Electronic Arts Inc.
Ken Barker, Chief Accounting Officer, Electronic Arts Inc.
Stephen G. Bené, General Counsel, Electronic Arts Inc.